CONFIDENTIAL

FOR COMMISSION USE ONLY

COTT BEVERAGES INC.

5519 W. IDLEWILD AVENUE

Tampa, Florida 33634

(905) 672-1900

(813) 313-1800

May 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cott Beverages Inc.
Registration Statement on Form S-4
File No. 333-204130

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-204130), as amended (the “Registration Statement”), of Cott Beverages Inc. and each of the other registrants listed on Exhibit A hereto (collectively, the “Registrants”), registering the offer to exchange up to $525,000,000 aggregate principal amount of 5.375% Senior Notes due 2022 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 5.375% Senior Notes due 2022 (together with the guarantees thereof, the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Christian Nagler of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4660.

Sincerely,

COTT BEVERAGES INC.

By:	/s/ Jerry Fowden
Name:	Jerry Fowden
Title:	Chief Executive Officer

156775 CANADA INC. 2011438 ONTARIO LIMITED 804340 ONTARIO LIMITED 967979 ONTARIO LIMITED COTT CORPORATION COTT HOLDINGS INC. COTT VENDING INC. INTERIM BCB, LLC

By:	/s/ Jerry Fowden
Name:	Jerry Fowden
Title:	Chief Executive Officer

AIMIA FOODS EBT COMPANY LIMITED

AIMIA FOODS GROUP LIMITED

AIMIA FOODS HOLDINGS LIMITED

AIMIA FOODS LIMITED

CALYPSO SOFT DRINKS LIMITED

COOKE BROS HOLDINGS LIMITED

COOKE BROS. (TATTENHALL), LIMITED

COTT DEVELOPMENTS LIMITED

COTT VENTURES LIMITED

COTT VENTURES UK LIMITED

MR FREEZE (EUROPE) LIMITED

STOCKPACK LIMITED

TT CALCO LIMITED

By:	/s/ Jason Ausher
Name:	Jason Ausher
Title:	Director

DS SERVICES OF AMERICA, INC. DS SERVICES HOLDINGS, INC. DSS GROUP, INC. DS CUSTOMER CARE, LLC

By:	/s/ Jason Ausher
Name:	Jason Ausher
Title:	Treasurer

CAROLINE LLC CLIFFSTAR LLC COTT ACQUISITION LLC COTT U.S. ACQUISITION LLC STAR REAL PROPERTY LLC

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Vice President

COTT INVESTMENT, L.L.C.

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Secretary

COTT (NELSON) LIMITED COTT BEVERAGES LIMITED COTT EUROPE TRADING LIMITED COTT LIMITED COTT NELSON (HOLDINGS) LIMITED COTT PRIVATE LABEL LIMITED COTT RETAIL BRANDS LIMITED

By:	/s/ Gregory Leiter
Name:	Gregory Leiter
Title:	Director

COTT USA FINANCE LLC

By:	/s/ Ceaser Gonzalez
Name:	Ceaser Gonzalez
Title:	Director Manager

COTT LUXEMBOURG S.A.R.L.

By:	/s/ Jeremy Hoyle
Name:	Jeremy Hoyle
Title:	Class A Manager

COTT ACQUISITION LIMITED COTT UK ACQUISITION LIMITED

By:	/s/ Jay Wells
Name:	Jay Wells
Title:	Director

cc:	Christian Nagler

Kirkland & Ellis LLP

Exhibit A

Additional Registrants

Cott Corporation

156775 Canada Inc.

2011438 Ontario Limited

804340 Ontario Limited

967979 Ontario Limited

Aimia Foods EBT Company Limited

Aimia Foods Group Limited

Aimia Foods Holdings Limited

Aimia Foods Limited

Calypso Soft Drinks Limited

Caroline LLC

Cliffstar LLC

Cooke Bros. (Tattenhall). Limited

Cooke Bros Holdings Limited

Cott (Nelson) Limited

Cott Acquisition Limited

Cott Acquisition LLC

Cott Beverages Limited

Cott Developments Limited

Cott Europe Trading Limited

Cott Holdings Inc.

Cott Investment, L.L.C.

Cott Limited

Cott Luxembourg S.A.R.L.

Cott Nelson (Holdings) Limited

Cott Private Label Limited

Cott Retail Brands Limited

Cott U.S. Acquisition LLC

Cott UK Acquisition Limited

Cott USA Finance LLC

Cott Vending Inc.

Cott Ventures Limited

Cott Ventures UK Limited

DS Customer Care, LLC

DS Services Holdings, Inc.

DS Services of America, Inc.

DSS Group, Inc.

Interim BCB, LLC

Mr Freeze (Europe) Limited

Star Real Property LLC

Stockpack Limited

TT Calco Limited